Exhibit 99.1

Xiao-I Corporation Announces Receipt of Nasdaq Listing Deficiency Notices

[SHANGHAI, China], December 23, 2025 — Xiao-I Corporation (NASDAQ: AIXI) (the “Company”) today announced that it has received two written notifications from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with certain continued listing requirements for The Nasdaq Global Market.

Minimum Bid Price Deficiency

On December 16, 2025, the Company received a notice from Nasdaq stating that the Company does not currently satisfy the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1), which requires a minimum closing bid price of $1.00 per share.

The notice was based on the Company’s American Depositary Shares having a closing bid price below $1.00 per share for 30 consecutive business days from November 3, 2025 through December 15, 2025. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a 180-calendar-day compliance period, expiring on June 16, 2026, to regain compliance. If at any time during this period the closing bid price of the Company’s securities is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance.

Market Value of Publicly Held Shares Deficiency

On December 17, 2025, the Company received a second notice from Nasdaq stating that the Company does not currently satisfy the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement set forth in Nasdaq Listing Rule 5450(b)(3)(C), which requires MVPHS of at least $15.0 million.

Nasdaq determined that, based on the Company’s MVPHS for 30 consecutive business days from November 4, 2025 through December 16, 2025, the Company no longer met this requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided a 180-calendar-day compliance period, expiring on June 15, 2026, to regain compliance. If during this period the Company’s MVPHS closes at $15.0 million or more for a minimum of ten consecutive business days, Nasdaq will confirm that the Company has regained compliance.

Status and Next Steps

The Nasdaq notices have no immediate effect on the listing or trading of the Company’s American Depositary Shares on The Nasdaq Global Market. The Company intends to assess its current compliance status and develop and evaluate potential plans to regain compliance with the applicable Nasdaq listing requirements within the prescribed compliance periods. While there can be no assurance that the Company will be able to regain compliance with either listing requirement or that Nasdaq will grant any additional compliance periods, the Company believes it has a range of potential options available and remains committed to working diligently toward regaining compliance.